EXHIBIT 11

THE NEWHALL LAND AND FARMING COMPANY

COMPUTATION OF EARNINGS PER UNIT
(in thousands, except per unit)

	Years Ended December 31
	2002	2001	2000
Partnership Units
Average number of units outstanding during the period	24,052	25,284	27,658
Net units issuable in connection with dilutive options based upon use of the treasury stock method	341	296	311

Average number of primary units	24,393	25,580	27,969

Net income	$40,575	$91,057	$85,396

Net income per unit	$1.69	$3.60	$3.09

Net income per unit—assuming dilution	$1.66	$3.56	$3.05